UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 3)*

The Container Store Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

210751 103

(CUSIP Number)

Jessica Hammons
Thompson & Knight LLP
One Arts Plaza

1722 Routh Street Suite 1500

Dallas, Texas 75201

(214) 969-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: William Arthur Tindell, III

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,508,790

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,508,790

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,508,790

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 4.96%*

(14)	Type of Reporting Person (See Instructions): IN

*          Based on 50,555,098 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Issuer on October 21, 2020, and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. 210751 103	Schedule 13D

(1)	Name of Reporting Persons: Sharon Tindell

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,508,790

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,508,790

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,508,790

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 4.96%*

(14)	Type of Reporting Person (See Instructions): IN

*           Based on 50,555,098 shares of Common Stock outstanding as reported in the Form 10-Q filed by the Issuer on October 21, 2020, and calculated in accordance with Rule 13d-3(d)(1)(i).

CUSIP No. 210751 103	Schedule 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on November 18, 2013 with the Securities and Exchange Commission (the “Original Schedule 13D” and, as further amended and supplemented by Amendment No. 1 (“Amendment No. 1”) filed on May 10, 2016 and Amendment No. 2 (“Amendment No. 2”) filed on August 8, 2016, the “Schedule 13D”) by the Reporting Persons with respect to the Common Stock of the Issuer. Capitalized terms not defined in this Amendment shall have the meaning ascribed to them in the Original Schedule 13D. William A. “Kip” Tindell, III and Sharon Tindell shall be deemed the “Reporting Persons.” This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

Item 2.	Identity and Background

This Amendment amends and restates Item 2(a), Item 2(b) and Item 2(c) of the Original Schedule 13D in its entirety as set forth below:

(a)	This Amendment is being filed by William A. “Kip” Tindell, III and Sharon Tindell. William A. “Kip” Tindell and Sharon Tindell are married.

(b)	The business address of each of the Reporting Persons is c/o John Crow Miller, Holman Robertson Eldridge PC, 8226 Douglas Avenue, Suite 550, Dallas, Texas 75225.

(c)	William A. “Kip” Tindell, III is the former Chief Executive Officer and former Chairman of the Board of Directors of the Issuer.

Sharon Tindell is the former President and Chief Merchandising Officer and previously served on the Board of Directors of the Issuer.

Item 4.	Purpose of Transaction

This Amendment amends and supplements Item 4 of the Schedule 13D as set forth below:

From March 25, 2020 through July 23, 2020, William A. “Kip” Tindell and Sharon Tindell sold through a broker in multiple open market transactions an aggregate of 361,502 shares of Common Stock.

From September 1, 2020 through October 23, 2020, William A. “Kip” Tindell and Sharon Tindell sold through a broker in multiple open market transactions an aggregate of 381,137 shares of Common Stock at prices specified in Item 5(c) below. Item 5(c) is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

This Amendment amends Item 5 of the Schedule 13D as set forth below:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The Reporting Persons collectively beneficially own 2,508,790 shares of Common Stock. William A. “Kip” Tindell and Sharon Tindell share beneficial ownership of 2,508,790 shares of Common Stock following the consolidation of their respective accounts, in which each of their shares of Common Stock were previously held separately, into a joint account.

CUSIP No. 210751 103	Schedule 13D

(c)          This Amendment amends Item 5(c) of the Schedule 13D as set forth below:

In the past 60 days, the following sales of shares of Common Stock were effected by the Reporting Persons through a broker in the open market:

Date	Number of Shares of Common Stock Sold	Average Price per Common Share
September 1, 2020	15,000	$4.4498 (1)
September 14, 2020	20,000	$4.906 (2)
September 15, 2020	20,000	$5.4501 (3)
September 17, 2020	1,442	$6.4076 (4)
September 21, 2020	20,704	$6.6792 (5)
September 22, 2020	17,200	$7.2161 (6)
September 29, 2020	800	$6.5863 (7)
October 1, 2020	10,000	$7.6058 (8)
October 1, 2020	15,000	$7.2199 (9)
October 1, 2020	25,000	$6.650 (10)
October 5, 2020	10,000	$8.3009 (11)
October 5, 2020	5,000	$8.6802 (12)
October 5, 2020	9,200	$8.4932 (13)
October 6, 2020	10,000	$9.00 (14)
October 12, 2020	3,200	$8.6547 (15)
October 13, 2020	11,513	$8.9268 (16)
October 13, 2020	20,000	$8.8503 (17)
October 14, 2020	15,000	$8.950 (18)
October 15, 2020	25,000	$9.2243 (19)
October 15, 2020	6,230	$9.4534 (20)
October 16, 2020	15,000	$9.1073 (21)
October 19, 2020	20,000	$9.150 (22)
October 19, 2020	20,000	$9.3081 (23)
October 19, 2020	5,848	$9.4071 (24)
October 20, 2020	20,000	$9.2965 (25)
October 20, 2020	20,000	$10.033 (26)
October 21, 2020	10,000	$9.1207 (27)
October 23, 2020	10,000	$9.927 (28)
	TOTAL 381,137

(1)	Such average price per share represents sale prices ranging from $4.42 to $4.46.

(2)	Such average price per share represents sale prices ranging from $4.87 to $4.95.

(3)	Such average price per share represents sale prices ranging from $5.45 to $5.46.

(4)	Such average price per share represents sale prices ranging from $6.40 to $6.42.

(5)	Such average price per share represents sale prices ranging from $6.65 to $6.755.

(6)	Such average price per share represents sale prices ranging from $7.15 to $7.31.

(7)	Such average price per share represents sale prices ranging from $6.55 to $6.62.

(8)	Such average price per share represents sale prices ranging from $7.60 to $7.63.

(9)	Such average price per share represents sale prices ranging from $7.21 to $7.22.

(10)	Such average price per share represents sale prices of $6.65.

(11)	Such average price per share represents sale prices ranging from $8.30 to $8.315.

(12)	Such average price per share represents sale prices ranging from $8.655 to $8.71.

(13)	Such average price per share represents sale prices ranging from $8.46 to $8.52.

(14)	Such average price per share represents sale prices of $9.00.

(15)	Such average price per share represents sale prices ranging from $8.65 to $8.66.

(16)	Such average price per share represents sale prices ranging from $8.80 to $9.035.

(17)	Such average price per share represents sale prices ranging from $8.85 to $8.86.

(18)	Such average price per share represents sale prices of $8.95.

(19)	Such average price per share represents sale prices ranging from $9.20 to $9.34.

(20)	Such average price per share represents sale prices ranging from $9.45 to $9.48.

(21)	Such average price per share represents sale prices ranging from $9.10 to $9.16.

(22)	Such average price per share represents sale prices of $9.15.

(23)	Such average price per share represents sale prices ranging from $9.30 to $9.36.

(24)	Such average price per share represents sale prices ranging from $9.40 to $9.445.

(25)	Such average price per share represents sale prices ranging from $9.25 to $9.32.

(26)	Such average price per share represents sale prices ranging from $9.94 to $10.21.

(27)	Such average price per share represents sale prices ranging from $9.12 to $9.125.

(28)	Such average price per share represents sale prices ranging from $9.91 to $10.00.

(e)           This Amendment amends Item 5(e) of the Schedule 13D as set forth below:

As a result of the dispositions from September 1, 2020 through October 23, 2020 by the Reporting Persons as described in Item 5(c), the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock, and this Amendment constitutes an "exit filing" for the Reporting Persons.

Because William A. “Kip” Tindell, III and Sharon Tindell are husband and wife, they previously were deemed to share voting and investment control over each other’s shares, and may be deemed to be a group within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended. Following the effectiveness of the retirements from the Company of each of William A. “Kip” Tindell, III and Sharon Tindell and prior to the date hereof, William A. “Kip” Tindell, III and Sharon Tindell consolidated the accounts in which they previously held their respective accounts separately into a joint account.

Item 7.	Material to be Filed as Exhibits

Exhibit 5	Joint Filing Agreement, dated November 18, 2013 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Original Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:            October 29, 2020

By:	/s/ WILLIAM A. TINDELL, III
Name: William A. “Kip” Tindell, III

By:	/s/ SHARON TINDELL
Name: Sharon Tindell

CUSIP No. 210751 103	Schedule 13D

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 5	Joint Filing Agreement, dated November 18, 2013 (incorporated by reference to Exhibit 5 to the Reporting Persons’ Original Schedule 13D, filed with the Securities and Exchange Commission on November 18, 2013).